EXHIBIT 99.1

Shopify Announces Second-Quarter Financial Results

Revenue Grows 75% Year on Year

Second-Quarter Gross Profit Grows 83% Year on Year

Shopify reports in U.S. dollars and in accordance with U.S. GAAP

Ottawa, Canada – August 1, 2017 – Shopify Inc. (NYSE:SHOP)(TSX:SHOP), the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses, today announced strong financial results for the quarter ended June 30, 2017.

“The fundamental shift in retail toward multi-channel and mobile, the ongoing adoption of Shopify by larger brands, and our continued focus on building out the market-leading platform for sellers all contributed to the strength of our results this past quarter,” stated Russ Jones, Shopify’s CFO. “As we have been able to predict and capitalize on these shifts, and continue to innovate so entrepreneurs of all sizes can take advantage of them, we feel we are exceptionally well-positioned for the next several years.”

Second-Quarter Financial Highlights

•
Total revenue in the second quarter was $151.7 million, a 75% increase from the comparable quarter in 2016. Within this, Subscription Solutions revenue grew 64% to $71.6 million. The acceleration in Subscription Solutions revenue growth was driven by the continued rapid growth in Monthly Recurring Revenue[1] (“MRR”) as another record number of merchants joined the platform in the period. Merchant Solutions revenue grew 86% to $80.1 million, driven primarily by the growth of Gross Merchandise Volume[2] (“GMV”).

•	MRR as of June 30, 2017 was $23.7 million, up 64% compared with $14.4 million as of June 30, 2016. Shopify Plus contributed $4.3 million, or 18%, of MRR compared with 13% of MRR as of June 30, 2016.

•
GMV for the second quarter was $5.8 billion, an increase of $2.5 billion, or 74% over the second quarter of 2016. Gross Payments Volume[3] (“GPV”) grew to $2.2 billion, which accounted for 38% of GMV processed in the quarter, versus $1.3 billion, or 38%, for the second quarter of 2016.

•	Gross profit dollars grew 83% to $86.8 million as compared with the $47.5 million recorded for the second quarter of 2016.

•	Operating loss for the second quarter of 2017 was $15.9 million, or 10% of revenue, versus $8.7 million, or 10% of revenue, for the comparable period a year ago.

•	Adjusted operating loss[4] for the second quarter of 2017 was 1.9% of revenue, or $2.9 million; adjusted operating loss for the second quarter of 2016 was 3.7% of revenue, or $3.2 million.

•	Net loss for the second quarter of 2017 was $14.0 million, or $0.15 per share, compared with $8.4 million, or $0.10 per share, for the second quarter of 2016.

1. Monthly Recurring Revenue, or MRR, is calculated by multiplying the number of merchants by the average monthly subscription plan fee in effect on the last day of that period and is used by management as a directional indicator of subscription solutions revenue going forward assuming merchants maintain their subscription plan the following month.
2. Gross Merchandise Volume, or GMV, represents the total dollar value of orders processed on the Shopify platform in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes.
3. Gross Payments Volume, or GPV, is the amount of GMV processed through Shopify Payments.
4. Please refer to "Non-GAAP Financial Measures" in this press release.

•	Adjusted net loss[4] for the second quarter of 2017 was $1.1 million, or $0.01 per share, compared with an adjusted net loss of $3.0 million, or $0.04 per share, for the second quarter of 2016.

•
At June 30, 2017, Shopify had $932.4 million in cash, cash equivalents and marketable securities, compared with $392.4 million on December 31, 2016. The increase reflects the $560 million in net proceeds from Shopify’s offering of Class A subordinate voting shares in the second quarter.

Business Highlights

•	Shopify continues to deliver on its strategy of providing multiple sales channels for merchants:

•
In July, Shopify began shipping pre-orders of its Chip and Swipe Reader to merchants, enhancing its point-of-sale channel, which is its second-largest channel for GMV. Today, we are announcing that it is now generally available and free to new and existing merchants already on a Shopify subscription who have not redeemed a free reader before.

•
Also in July, Shopify announced the integration of eBay as a channel for merchants. The integration will enable Shopify merchants to surface their brand and products to more than 169 million active eBay buyers, while managing eBay orders, inventory and messages from within Shopify.

•
In June, Shopify announced the integration of Buzzfeed as a channel for merchants, paving a new way for media and publishers to drive affiliate revenue. The new channel allows merchants to easily tag products for BuzzFeed editors to search, find, and feature in its campaigns, product lists and onsite content for its audience of more than 200 million.

•	Shopify continues to optimize features that maximize merchants’ opportunity for success on the platform, with several notable initiatives in the second quarter:

•	Shopify Pay, a feature designed to increase conversion at checkout by streamlining the checkout process, especially on mobile devices, went live to all merchants using Shopify Payments.

•	Shopify Payments went live in New Zealand, bringing the total number of countries where Shopify Payments is available to six, including U.S., Canada, U.K, Australia and Ireland.

•	Shopify made Kit free to all merchants, which more than doubled the number of merchants actively using the virtual assistant to help automate online marketing.

•
Mobile traffic to merchants’ stores continued to grow, reaching 72% of traffic and 60% of orders for the three months ended June 30, versus 69% and 59%, respectively, exiting the first quarter of this year.

•
In the second quarter, Shopify Capital issued $37.2 million in merchant cash advances, nearly twice the amount issued in the first quarter. Since its launch in April 2016, Shopify Capital has grown to $86 million in cumulative cash advanced by June 30, 2017. This figure climbed to more than $95 million by July 31, 2017.

CFO Retirement

Shopify’s Chief Financial Officer Russ Jones has informed the Company and its Board of Directors of his decision to retire in 2018.  Russ, who joined Shopify in 2011, intends to continue to serve as CFO until his successor is found and has transitioned into the role, a process that is now underway and that Shopify expects will be completed within the next 12 months.

Financial Outlook

The financial outlook that follows constitutes forward-looking information within the meaning of applicable securities laws and is based on a number of assumptions and subject to a number of risks. Actual results could vary materially as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control. Please see “Forward-looking Statements” below.

In addition to the other assumptions and factors described in this press release, Shopify’s outlook assumes the continuation of growth trends in our industry, our ability to manage our growth effectively and the absence of material changes in our industry or the global economy. The following statements supersede all prior statements made by Shopify and are based on current expectations.  As these statements are forward-looking, actual results may differ materially.
These statements do not give effect to the potential impact of mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof.  All numbers provided in this section are approximate.

For the full year 2017, Shopify currently expects:

•	Revenues in the range of $642 million to $648 million

•	GAAP operating loss in the range of $62 million to $66 million

•	Adjusted operating loss[4] in the range of $7 million to $11 million, which excludes stock-based compensation expenses and related payroll taxes of $55 million

For the third quarter of 2017, Shopify currently expects:

•	Revenues in the range of $164 million to $166 million

•	GAAP operating loss in the range of $17 million to $19 million

•	Adjusted operating loss[4] in the range of $2 million to $4 million, which excludes stock-based compensation expenses and related payroll taxes of $15 million

Quarterly Conference Call

Shopify’s management team will hold a conference call to discuss its second-quarter results today, August 1, 2017, at 8:30 a.m. ET. The conference call will be webcast on the investor relations section of Shopify’s website at https://investors.shopify.com/events/Events-Presentations/default.aspx. An archived replay of the webcast will be available following the conclusion of the call.

Shopify’s Second-Quarter 2017 Interim Unaudited Condensed Consolidated Financial Statements and Notes and its Second-Quarter 2017 Management’s Discussion and Analysis are available on Shopify’s website at www.shopify.com, and will be filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants can use the software to design, set up, and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces and physical retail locations. The platform also provides merchants with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers half a million businesses in approximately 175 countries and is trusted by brands such as Tesla, Nestle, GE, Red Bull, Kylie Cosmetics, and many more.

Non-GAAP Financial Measures

To supplement its consolidated financial statements, which are prepared and presented in accordance with United States generally accepted accounting principles (GAAP), Shopify uses certain non-GAAP financial measures to provide additional information in order to assist investors in understanding its financial and operating performance.

Adjusted operating loss, non-GAAP operating expenses, adjusted net loss and adjusted net loss per share are non-GAAP financial measures that exclude the effect of share-based compensation expenses and related payroll taxes.

Management uses non-GAAP financial measures internally for financial and operational decision-making and as a means to evaluate period-to-period comparisons. Shopify believes that these non-GAAP measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP and do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP. See the financial tables below for a reconciliation of the non-GAAP measures.

Forward-looking Statements

This press release contains certain forward-looking statements within the meaning of applicable securities laws, including statements regarding Shopify’s financial outlook and future financial performance. Words such as “expects”, “anticipates” and “intends” or similar expressions are intended to identify forward-looking statements.

These forward-looking statements are based on Shopify’s current projections and expectations about future events and financial trends that management believes might affect its financial condition, results of operations, business strategy and financial needs, and on certain assumptions and analysis made by Shopify in light of the experience and perception of historical trends, current conditions and expected future developments and other factors management believes are appropriate. These projections, expectations, assumptions and analyses are subject to known and unknown risks, uncertainties, assumptions and other factors that could cause actual results, performance, events and achievements to differ materially from those anticipated in these forward-looking statements. Although Shopify believes that the assumptions underlying these forward-looking statements are reasonable, they may prove to be incorrect, and readers cannot be assured that actual results will be consistent with these forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of numerous factors, including certain risk factors, many of which are beyond Shopify’s control, including but not limited to: (i) merchant acquisition and retention; (ii) managing our growth; (iii) our history of losses; (iv) our limited operating history; (v) our ability to innovate; (vi) a disruption of service or security breach; (vii) payments processed through Shopify Payments; (viii) our reliance on a single supplier to provide the technology we offer through Shopify Payments; (ix) a breach involving personally identifiable information; (x) serious software errors or defects; (xi) exchange rate fluctuations; (xii) achieving or maintaining data transmission capacity; and (xiii) other one-time events and other important factors disclosed previously and from time to time in Shopify’s filings with the U.S. Securities and Exchange Commission and the securities commissions or similar securities regulatory authorities in each of the provinces or territories of Canada. The forward-looking statements contained in this news release represent Shopify’s expectations as of the date of this news release, or as of the date they are otherwise stated to be made, and subsequent events may cause these expectations to change. Shopify undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

CONTACT:
INVESTORS:	MEDIA:
Katie Keita	Sheryl So
Director, Investor Relations	Public Relations Manager
613-241-2828 x 1024	416-238-6705 x 302
IR@shopify.com	press@shopify.com
SOURCE: Shopify

Shopify Inc.
Condensed Consolidated Statements of Operations and Comprehensive Loss
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	$	$	$	$
Revenues
Subscription solutions	71,598	43,674	133,678	82,380
Merchant solutions	80,057	42,973	145,356	76,989
	151,655	86,647	279,034	159,369
Cost of revenues
Subscription solutions	13,688	9,098	25,942	17,330
Merchant solutions	51,127	30,026	94,011	54,431
	64,815	39,124	119,953	71,761
Gross profit	86,840	47,523	159,081	87,608
Operating expenses
Sales and marketing	54,872	29,413	100,206	57,421
Research and development	32,714	16,732	59,308	30,402
General and administrative	15,161	10,037	29,935	18,156
Total operating expenses	102,747	56,182	189,449	105,979
Loss from operations	(15,907)	(8,659)	(30,368)	(18,371)

Other income	1,877	220	2,740	1,003
Net loss	(14,030)	(8,439)	(27,628)	(17,368)
Other comprehensive income (loss), net of tax	4,631	(80)	6,068	141
Comprehensive loss	(9,399)	(8,519)	(21,560)	(17,227)
Basic and diluted net loss per share attributable to shareholders	(0.15)	(0.10)	(0.30)	(0.21)
Weighted average shares used to compute basic and diluted net loss per share attributable to shareholders	94,290,538	81,349,248	92,277,895	80,918,872

Shopify Inc.
Condensed Consolidated Balance Sheets
(Expressed in US $000’s, except share and per share amounts, unaudited)

	As at
	June 30, 2017	December 31, 2016
	$	$
Assets
Current assets
Cash and cash equivalents	199,397	84,013
Marketable securities	733,020	308,401
Trade and other receivables	12,599	9,599
Merchant cash advances receivable, net	32,839	11,896
Other current assets	16,382	8,989
	994,237	422,898
Long-term assets
Property and equipment, net	44,235	45,719
Intangible assets, net	18,444	6,437
Goodwill	20,317	15,504
	82,996	67,660
Total assets	1,077,233	490,558
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	57,118	45,057
Current portion of deferred revenue	25,771	20,164
Current portion of lease incentives	1,354	1,311
	84,243	66,532
Long-term liabilities
Deferred revenue	1,125	922
Lease incentives	12,728	12,628
Deferred tax liability	1,693	—
	15,546	13,550
Shareholders’ equity
Common stock, unlimited Class A subordinate voting shares authorized, 85,404,395 and 77,030,952 issued and outstanding; unlimited Class B multiple voting shares authorized, 13,122,943 and 12,374,528 issued and outstanding	1,051,490	468,494
Additional paid-in capital	32,541	27,009
Accumulated other comprehensive income (loss)	4,250	(1,818)
Accumulated deficit	(110,837)	(83,209)
Total shareholders’ equity	977,444	410,476
Total liabilities and shareholders’ equity	1,077,233	490,558

Shopify Inc.
Condensed Consolidated Statements of Cash Flows
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Six Months Ended
	June 30, 2017	June 30, 2016
	$	$
Cash flows from operating activities
Net loss for the period	(27,628)	(17,368)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	9,887	5,834
Stock-based compensation	20,808	8,375
Provision for uncollectible receivables related to merchant cash advances	1,922	441
Vesting of restricted shares	—	172
Unrealized foreign exchange gain	(901)	(1,161)
Changes in operating assets and liabilities:
Trade and other receivables	(2,978)	1,779
Merchant cash advances receivable	(22,865)	(4,494)
Other current assets	348	(787)
Accounts payable and accrued liabilities	10,595	8,020
Deferred revenue	5,810	3,913
Lease incentives	143	1,481
Net cash provided by (used in) operating activities	(4,859)	6,205
Cash flows from investing activities
Purchase of marketable securities	(638,212)	(81,393)
Maturity of marketable securities	213,609	49,457
Acquisitions of property and equipment	(5,290)	(10,057)
Acquisitions of intangible assets	(2,024)	(1,256)
Acquisition of businesses, net of cash acquired	(15,718)	(7,969)
Net cash provided by (used in) investing activities	(447,635)	(51,218)
Cash flows from financing activities
Proceeds from the exercise of stock options	6,932	1,832
Proceeds from public offering, net of issuance costs	560,057	—
Net cash provided by financing activities	566,989	1,832
Effect of foreign exchange on cash and cash equivalents	889	1,251
Net increase (decrease) in cash and cash equivalents	115,384	(41,930)
Cash and cash equivalents – Beginning of Period	84,013	110,070
Cash and cash equivalents – End of Period	199,397	68,140

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	$	$	$	$
GAAP Gross profit	86,840	47,523	159,081	87,608
% of Revenue	57%	55%	57%	55%
add: stock-based compensation	261	129	475	234
add: payroll taxes related to stock-based compensation	46	23	81	33
Non-GAAP Gross profit	87,147	47,675	159,637	87,875
% of Revenue	57%	55%	57%	55%

GAAP Sales and marketing	54,872	29,413	100,206	57,421
% of Revenue	36%	34%	36%	36%
less: stock-based compensation	2,004	942	3,485	1,506
less: payroll taxes related to stock-based compensation	301	83	480	124
Non-GAAP Sales and marketing	52,567	28,388	96,241	55,791
% of Revenue	35%	33%	34%	35%

GAAP Research and development	32,714	16,732	59,308	30,402
% of Revenue	22%	19%	21%	19%
less: stock-based compensation	7,255	3,035	13,088	5,066
less: payroll taxes related to stock-based compensation	820	220	1,305	480
Non-GAAP Research and development	24,639	13,477	44,915	24,856
% of Revenue	16%	16%	16%	16%

GAAP General and administrative	15,161	10,037	29,935	18,156
% of Revenue	10%	12%	11%	11%
less: stock-based compensation	2,081	980	3,760	1,741
less: payroll taxes related to stock-based compensation	201	36	442	56
Non-GAAP General and administrative	12,879	9,021	25,733	16,359
% of Revenue	8%	10%	9%	10%

GAAP Operating expenses	102,747	56,182	189,449	105,979
% of Revenue	68%	65%	68%	66%
less: stock-based compensation	11,340	4,957	20,333	8,313
less: payroll taxes related to stock-based compensation	1,322	339	2,227	660
Non-GAAP Operating Expenses	90,085	50,886	166,889	97,006
% of Revenue	59%	59%	60%	61%

Shopify Inc.
Reconciliation from GAAP to Non-GAAP Results (continued)
(Expressed in US $000’s, except share and per share amounts, unaudited)

	Three months ended		Six Months Ended
	June 30, 2017	June 30, 2016	June 30, 2017	June 30, 2016
	$	$	$	$
GAAP Operating loss	(15,907)	(8,659)	(30,368)	(18,371)
% of Revenue	(10)%	(10)%	(11)%	(12)%
add: stock-based compensation	11,601	5,086	20,808	8,547
add: payroll taxes related to stock-based compensation	1,368	362	2,308	693
Adjusted Operating loss	(2,938)	(3,211)	(7,252)	(9,131)
% of Revenue	(2)%	(4)%	(3)%	(6)%

GAAP Net loss	(14,030)	(8,439)	(27,628)	(17,368)
% of Revenue	(9)%	(10)%	(10)%	(11)%
add: stock-based compensation	11,601	5,086	20,808	8,547
add: payroll taxes related to stock-based compensation	1,368	362	2,308	693
Adjusted Net loss and comprehensive loss	(1,061)	(2,991)	(4,512)	(8,128)
% of Revenue	(1)%	(3)%	(2)%	(5)%

GAAP net loss per share attributable to shareholders	(0.15)	(0.10)	(0.30)	(0.21)
add: stock-based compensation	0.12	0.06	0.23	0.11
add: payroll taxes related to stock-based compensation	0.01	—	0.03	0.01
Adjusted net loss per share attributable to shareholders(1)	(0.01)	(0.04)	(0.05)	(0.10)
Weighted average shares used to compute GAAP and non-GAAP net loss per share attributable to shareholders	94,290,538	81,349,248	92,277,895	80,918,872

(1) Totals may not foot due to rounding differences.